SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This announcement contains inside information

Prudential appoints Anil Wadhwani as new Group Chief Executive

Prudential plc ("Prudential", the "Company" or the "Group") announces the appointment of Anil Wadhwani as Group Chief Executive Officer ("CEO"). Mr Wadhwani will join the Company from Manulife where he was President & CEO, Manulife Asia.

Anil Wadhwani is a global financial services leader with more than 30 years' experience, predominantly in Asia, combining strategic vision and execution in some of the world's biggest companies. Most recently, as CEO of Manulife's Asia region, he successfully grew and transformed its diversified and multi-channel business with significant market share gains in many key markets and making it the company's largest source of core earnings. Mr Wadhwani also has significant and proven digital experience, having driven the modernisation of technology platforms across 13 markets in Asia in his previous role.

Prior to this he spent 25 years with Citi in Asia Pacific, Europe, the Middle East, Africa and the US, in a number of consumer financial services roles. Mr Wadhwani was born in 1968 and educated in Mumbai and has worked in Mumbai, Singapore, London, New York and most recently for nearly five years in Hong Kong. He will be based in Hong Kong, where he currently resides.

Mr Wadhwani will assume the role of CEO on 25 February 2023. His appointment is subject to final regulatory approval. As required by listing rules, remuneration details are shown in the Regulatory Disclosures that follow this announcement.

Mark FitzPatrick, Interim Group CEO, will continue to lead the business and will support Mr Wadhwani in his transition.

As set out in our 2021 Full Year results in March 2022, the Group continues to focus on the delivery of its growth strategy despite volatility in operating conditions. It will focus on the quality of the business written, health and protection products and the enhancement of its digitally-enabled multi-channel distribution model and, in particular, the development of its agency and bancassurance business.

The internal promotions of Mark FitzPatrick to Interim Group CEO, James Turner to Chief Financial Officer and Avnish Kalra to Chief Risk and Compliance Officer, demonstrate our bench-strength and focus on operational delivery. The Group continues to benefit from broad based and experienced local leadership teams who are deep rooted in their markets. These teams will continue to build capability to serve the Group's customers and enhance the Group's franchise.

Prudential is also announcing that Nic Nicandrou, CEO, Asia and Africa will be leaving in order to seek opportunities outside the Group. With the announcement of the appointment of a permanent Group CEO, the role of CEO, Asia and Africa will cease. The Board would like to express its sincere gratitude to Mr Nicandrou for his significant contribution and leadership over the past 13 years both as Group CFO and as CEO of Asia and Africa, and wishes him every success in his future career.

Shriti Vadera, Chair of Prudential, said: "The Board is delighted to appoint Anil following our thorough succession process and the move of the entire senior management team to Asia. He has a wealth of experience, not just in insurance but as a customer-centric people leader with a strong track record of creating and driving a culture of success, that will help us meet the needs of our customers in our chosen growth markets in Asia and Africa.

"Over the course of 2021, we reshaped our business, and the Board is confident that Anil will capture the significant opportunities that we see ahead. Following his appointment, the Group's leadership, lead regulator and its operations will be geographically aligned."

Commenting on his appointment, Anil Wadhwani, said: "I am honoured to have been appointed as the new CEO of Prudential.  Prudential is diversified across Asia and Africa, with a highly successful business, a very powerful brand and leading market positions in many of its key markets. I strongly believe in the strength of its digitally enabled multi-channel distribution model. Prudential is exclusively focussed on growth markets and has shown great resilience and agility through the recent and ongoing Covid pandemic. This strong performance is a real testament to all their people, the quality of talent and the leadership team who I am very much looking forward to working with.  It will be a true privilege to lead the business as it continues to serve customers and communities, driving growth in Asia and Africa while delivering value for the shareholders."

Regulatory Disclosures
Anil Wadhwani's appointment as Group Chief Executive is subject to final regulatory approval from the Hong Kong Insurance Authority.

Prudential is committed to full disclosure of the remuneration of its Executives and further details will be provided at the appropriate time.  As required by the HKSE listing rules, a summary of Mr Wadhwani's remuneration is provided.

Mr Wadhwani's annual salary will be HK$12,281,000 (USD of $1.56m) (based on an exchange rate of USD; 7.8491HKD Bloomberg as at 07:37 UK 25/05/2022). In line with our current remuneration policy, he will have a maximum annual bonus opportunity of 200 per cent of salary under the Annual Incentive Plan and will be required to defer 40 per cent of any bonus awarded into Prudential shares for three years. He will be eligible to receive an annual grant of an award under Prudential's long-term incentive plan of up to 400 per cent of salary.

These opportunity levels are in line with the incentive opportunities of the previous Group Chief Executive. Mr Wadhwani will receive pension benefits at 13 per cent of salary, in line with the employer pension contribution available to the UK workforce, plus contributions into the Hong Kong Mandatory Provident Fund.

Any awards and payments from his previous employer that Mr Wadhwani forfeits as a consequence of joining Prudential will be replaced on a like-for-like basis, with replacement awards and payments released in accordance with the original vesting timeframe attached to the forfeited awards and payments. Performance conditions will apply where these were attached to the original awards.

The Company may make use of UK Listing Rule 9.4.2 in order to make these replacement awards, as provided for by the Directors' remuneration policy. Mr Wadhwani will also receive compensation equal to salary, pension and housing benefits forfeited during the period between the end of his employment with Manulife and commencement of his employment with the Group and reimbursement of the cost to him of buying out his notice period with his current employer in order to facilitate his move to Prudential.

Mr Wadhwani has not been appointed for a fixed term, but his service contract contains a notice provision under which either party may terminate upon 12 months' notice.

In order to reflect Mr FitzPatrick's service as Interim Group Chief Executive, he will be made an additional 2022 PLTIP award, aligning his total 2022 PLTIP award with that of the previous Group Chief Executive (being 400% of his Interim Group Chief Executive salary inclusive of the monthly supplement). The additional award will be made with the same performance conditions and other terms as the awards made to the Executive Directors in April 2022. The award will vest after three years and will be subject to a further two-year holding period, becoming available to Mr FitzPatrick in 2027. Fuller details of the additional award will be set out in the 2022 Directors' remuneration report.
Save as disclosed, there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or Rule 9.6.13 of the UK Listing Rules. There are no other matters that need to be brought to the attention of shareholders of Prudential.

Shareholding

Mr Wadhwani does not hold any interest in any shares of Prudential within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

ENDS

Enquiries:

Media                                                              Investors/Analysts
Simon Kutner  +44 (0)7581 023260               Patrick Bowes              +44 (0)20 3977 9702
Ping Ping Tan   +65 9845 8904                      William Elderkin          +44 (0)20 3977 9215
                                                                        Darwin Lam                 + 852 2918 6348

Person responsible

The person responsible for arranging the release of this announcement on behalf of Prudential plc is Tom Clarkson, Company Secretary.

Notes to Editors:

About Prudential plc

Prudential plc provides life and health insurance and asset management in Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 18 million life customers and is listed on stock exchanges in London (PRU), Hong Kong (2378), Singapore (K6S) and New York (PUK). Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

About Anil Wadhwani

Anil Wadhwani, 53, has more than 30 years' financial services experience, predominantly in Asia, combining strategic vision and execution in some of the world's biggest companies. Most recently, as CEO of Manulife's Asia region, over his five years in the role, he successfully grew its multi-channel business and transformed its highly diversified business with significant market share gains in many key markets and making it its largest source of core earnings.

Prior to this he spent 25 years with Citi in Asia Pacific, Europe, the Middle East, Africa and the US, in a number of consumer financial services roles. Mr Wadhwani was born in 1968 and educated in Mumbai and has worked in Mumbai, Singapore, London, New York and most recently for nearly five years in Hong Kong.

Photo available on request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 May 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary